SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FIELD PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                            NEON Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  640 506 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

         Paul Baskowsky, Esq., Dilworth Paxson LLP, 1735 Market Street,
              3200 Mellon Bank Center, Phila. Pa 19103 215-575-7012
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this
           Schedule 13D, and is filing this schedule because of Rule 13-d1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)


--------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[CUSIP Number 640 506 10 1]

Schedule 13D                    Forms


-------------|-----------------------------------------------------------------
1            |NAMES OF REPORTING PERSONS
             |I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
             |Exelon Capital Partners, Inc.               EIN: 0394261
-------------|-----------------------------------------------------------------
2            |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ x ]
             |                                                    (b) [   ]
-------------|-----------------------------------------------------------------
3            |SEC USE ONLY
-------------|-----------------------------------------------------------------
4            |SOURCE OF FUNDS*
             |WC, AF
-------------|-----------------------------------------------------------------
5            |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             | TO ITEM 2(d) or 2(e)                                     [  ]
-------------|-----------------------------------------------------------------
6            |CITIZENSHIP OR PLACE OF ORGANIZATION
             |Pennsylvania
-------------|-----------------------------------------------------------------
NUMBER OF SHARES             |7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH   |              0
REPORTING PERSON WITH        |
-----------------------------|------------ ------------------------------------
                             |8            SHARED VOTING POWER
                             |              13,820,316
-----------------------------|------------ ------------------------------------
                             |9            SOLE DISPOSITIVE POWER
                             |              4,535,793
-----------------------------|------------ ------------------------------------
                             |10           SHARED DISPOSITIVE POWER
                             |             None
-----------------------------|------------ ------------------------------------
11           | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |  13,820,316 (1)
-------------|-----------------------------------------------------------------
12           | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             | CERTAIN SHARES*
-------------|-----------------------------------------------------------------
13           | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             | 52.3 %
-------------|-----------------------------------------------------------------
14           | TYPE OF REPORTING PERSON*
             |  CO
-------------|-----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------

(1) Includes 9,284,523 shares beneficially held by others who together with Exelon Capital Partners, Inc., may be deemed to constitute a group with regard to a total of 13,820,316 shares. Also includes 2,300,000 shares issuable upon conversion of the entire principle of a convertible note described below and 104,650 shares issuable upon conversion of interest for sixty days from the date of this filing. This Amendment No. 1 is filed by Exelon Capital Partners, Inc. and Exelon Corporation to report an increase in beneficial ownership of the common stock of NEON Communication, Inc. as a result of a purchase of a subordinated convertible note by Exelon Enterprises Management, Inc. Exelon Enterprises Management, Inc., formerly known as Exelon Ventures Corp., was a reporting person in a Schedule 13D dated September 25, 2000. Subsequent to the purchase of the subordinated convertible note, Exelon Enterprises Management, Inc. transferred its interest in the note and all other securities of NEON Communication, Inc. owned by it to ECP Telecommunications Holding, Inc. which is directly owned by Exelon Capital Partners, Inc. This Amendment is also being filed to report a change in a stockholders agreement that deletes the right of first offer with respect to any transfers of shares of common stock of NEON Communication, Inc. to each of the other stockholders who are party to the agreement.

[CUSIP Number 640 506 10 1]


Schedule 13D                  Forms



-------------|------------------------------------------------------------------
1            |NAMES OF REPORTING PERSONS
             |I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
             |Exelon Corporation      EIN: 23-2990190
-------------|------------------------------------------------------------------
2            |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ x ]
             |                                                    (b) [   ]
-------------|------------------------------------------------------------------
3            |SEC USE ONLY
             |
-------------|------------------------------------------------------------------
4            |SOURCE OF FUNDS*
             |None
-------------|------------------------------------------------------------------
5            |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             | TO ITEM 2(d) or 2(e)                    [  ]
-------------|------------------------------------------------------------------
6            |CITIZENSHIP OR PLACE OF ORGANIZATION
             |Pennsylvania
-------------|------------------------------------------------------------------
NUMBER OF SHARES             |7            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH   |              None  (Item 5)
REPORTING PERSON WITH        |
-----------------------------|------------ -------------------------------------
                             |8            SHARED VOTING POWER
                             |               None
-----------------------------|------------ -------------------------------------
                             |9            SOLE DISPOSITIVE POWER
                             |              None (Item 5)
-----------------------------|------------ -------------------------------------
                             |10           SHARED DISPOSITIVE POWER
                             |              None
-----------------------------|------------ -------------------------------------
11            |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              |13,820,3161
--------------|-----------------------------------------------------------------
12            |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              |CERTAIN SHARES*
              |
--------------|-----------------------------------------------------------------
13            |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              |52.3 %
--------------|-----------------------------------------------------------------
14            |TYPE OF REPORTING PERSON*
              | CO, HC
--------------|-----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------

(1) Includes 9,284,523 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member with regard to a total of 13,820,316 shares.

Item 1.  Security and Issuer.
(a) Class:
     Common Stock, par value $.01 per share (b) Name of Isssuer:
      NEON Communications, Inc
(c) Address of Issuer's Principal Executive Office:
     2200 West Park Drive, Westborough, Massachusetts 01851


Item 2.  Identity and Background.
Exelon Corporation, a Pennsylvania corporation, indirectly owns all of the issued and outstanding stock of Exelon Capital Partners, Inc.
(a) Name of Filing Person:
     Exelon Corporation
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Provider of power generation and other services.


Directors of Exelon Corporation:
(a) Name:
     Corbin A. McNeill, Jr.
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chairman and Co-Chief Executive Officer of Exelon Corporation


(a) Name:
     John W. Rowe
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Co-Chief Executive Officer of Exelon Corporation

(a) Name:
      Daniel L. Cooper
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Former Vice-President and General Manager, Nuclear Services Division Gilbert/Commonwealth, Inc.

(a) Name:
      M. Walter D'Alessio
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Chief Executive Officer Legg Mason Real Estate Services.

(a) Name:
     G. Fred DiBona, Jr.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      President and Chief Executive Officer, Independence Blue Cross.

(a) Name:
     Bruce DeMars
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chief Executive Officer, Nonproliferation Trust

(a) Name:
      Richard H. Glanton, Esq.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Partner of the law firm Reed Smith Shaw & McClay, LLP.

(a) Name:
     Rosemarie B. Greco
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Principal, GRECO Ventures.

(a) Name:
     John M. Palms, Ph.D.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      President of the University of South Carolina.

(a) Name:
     Sue L. Gin
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Founder, Owner, Chairman and Chief Executive Officer of Flying Foods Group, Inc.

(a) Name:
     Ronald Rubin
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chief Executive Officer, The  Pennsylvania Real Estate Investment Trust.

(a) Name:
     Edgar D. Jannotta
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Chairman, William Blair & Company, L.L.C.

(a) Name:
     Edward A. Brennan
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired Chairman and Chief Executive Officer, Sears, Roebuck and Co.

(a) Name:
     Carlos H. Cantu
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired President and Chief Executive Officer, The ServiceMaster Company

(a) Name:
     John W. Rogers, Jr.
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Founder, Chairman and Chief Executive Officer, Ariel
      Capital Management, Inc.

(a) Name:
     Richard L. Thomas
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired Chairman, First Chicago NBD Corporation


Officers of Exelon Corporation:
(a) Name:
     Corbin A. McNeill, Jr.
(b) Residence or Business Address:
     10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chairman and Co-Chief Executive Officer.

(a) Name:
     John W. Rowe
(b) Residence or Business Address:
     10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Co-Chief Executive Officer

(d) , (e) Neither Exelon Corporation nor, to the best knowledge of Exelon Corporation, any director or officer of Exelon Corporation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
Exelon Corporation is organized under the laws of the Commonwealth of Pennsylvania. All of Exelon Corporation's directors and officers are citizens of the United States of America.


(a) Name of Person Filing:
     Exelon Capital Partners, Inc., a Delaware corporation, is an indirectly wholly owned subsidiary of Exelon Corporation.
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
      Owns and manages capital investments.

Directors of Exelon Capital Partners, Inc.:
(a) Name:
     Robert A. Shinn
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
     President, Exelon Capital Partners, Inc.

(a) Name:
      Glenn Newman
(b) Residence or Business Address:
     10 S. Dearborn Street, 37th Floor, Chicago, IL  60690
(c) Present Principal Occupation:
      Vice President Human Resources, Exelon Energy Development Company LLC Chief Labor Counsel, Exelon Business Services, Co.
(a) Name:
      Gregory A. Cucchi
(b) Residence or Business Address:
     401 City Line Avenue, Bala Cynwyd, PA  19004
(c) Present Principal Occupation:
      President, Exelon Enterprises Co., LLC

Officers of Exelon Capital Partners, Inc.:
(a) Name:
     Robert A. Shinn
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
     President
(d), (e) Neither Exelon Capital Partners, Inc. nor, to the best knowledge of Exelon Capital Partners, Inc., has any director or officer of Exelon Capital Partners, Inc., been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
Exelon Capital Partners, Inc. is organized under the laws of the State of Delaware. All of Exelon Capital Partners, Inc.'s directors and officers are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
Pursuant to the terms of a Subordinated Convertible Note Purchase Agreement between NEON Communications, Inc. ("NEON") and Exelon Enterprises Management, Inc. dated as of August 10, 2001 (the "Convertible Note Purchase Agreement") more fully described in Item 4 below, NEON issued its $11,500,000 principal amount, 18% Subordinated Convertible Note due 2008, (the "Note") in consideration of payment of $11,500,000. The source of the funds was working capital of Exelon Corporation, an affiliated entity of Exelon Enterprises, Management, Inc. On August 11, 2001 Exelon Enterprises Management, Inc. transferred all of its interest in the Note and all other securities of NEON held by it to ECP Telecommunications Holdings, LLC ("ECP"). ECP is wholly-owned by Exelon Capital Partners, Inc. Exelon Capital Partners, Inc. is wholly-owned by Exelon Enterprises Management, Inc., however the beneficial owners of the securities of NEON are deemed to be Exelon Capital Partners, Inc. and Exelon Corporation.

Item 4.  Purpose of Transaction.
On August 10, 2001, NEON and Exelon Enterprises Management, Inc. completed the transaction whereby NEON issued the Note which provides, in part, that Exelon Enterprises Management, Inc. may at its option convert all or any portion (in increments of $1,000,000) of the principal amount of the Note together with all accrued and unpaid interest thereon, at any time and from time to time up to and including the maturity date into shares of NEON's common stock at an initial conversation price of $5.00 per share. The conversion price is subject to adjustment in certain circumstances. At the option of NEON, subject to certain conditions, NEON may deliver a notice requiring that the Note automatically be converted into the common stock of NEON. The Note also provides that NEON may not issue shares of its common stock upon conversion that would equal or exceed 19.99% of the total issued and outstanding common stock unless it obtains shareholder approval or is granted an exemption from the NASDAQ Stock Market.

Although neither Exelon Corporation nor Exelon Capital Partners, Inc. (the "Reporting Persons") have any current intention to do so, the Reporting Persons may, from time to time, purchase additional shares of NEON common stock on the open market, in negotiated transactions, pursuant to the rights described in
Item 6, below, or otherwise. The Reporting Persons intend to sell all or a part of the shares of NEON they own. Such sales may be made in the open market or otherwise.

Except as described herein, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of Common Stock of NEON beneficially owned by each of the Reporting Persons and by each executive officer, director and controlling person, if any, of the Reporting Persons, and, to the knowledge of the Reporting Persons, each other party who may be deemed, together with Exelon Capital Partners, Inc., to constitute a group. Any of such persons whose names do not appear in the table below do not beneficially own any shares of common stock of NEON. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

                            Number of shares                  Percentage of
Name of Person             beneficially owned              outstanding shares
--------------             ------------------              ------------------

Exelon Corporation         13,820,316(a)                      52.3%

Exelon Capital
   Partners, Inc.          13,820,316(a)                      52.3%

Consolidated Edison
   Communications, Inc.    13,820,316(a)                      52.3%
    ("CEC")

Mode 1
   Communications, Inc.    13,820,316(a) (b)                  52.3%
    ("Mode 1")

 (a) Shared voting power as to all shares for the limited purpose described in the Schedule 13D dated September 25, 2000, and sole dispositive power over 4,535,793 shares, as to Exelon Capital Partners, Inc., 2,476,735 shares, as to CEC, and 6,807,788 shares, as to Mode 1.

(b) Excludes any additional shares of common stock of NEON which Mode 1 may be deemed to own.

Exelon Corporation indirectly owns all of the issued and outstanding shares of Exelon Capital Partners, Inc., and is, therefore, the indirect beneficial owner of all of the shares of NEON beneficiary owned by Exelon Capital Partners, Inc. Pursuant to Section 13(d)(3) under the Securities Exchange Act, Exelon Capital Partners, Inc., CEC and Mode 1 may each be deemed to beneficially own the shares of common stock of NEON owned by the others as a result of the limited agreement as to voting described in the Initial Schedule 13D.

No person named in response to Item 2 has effected any transaction in the common stock reported on during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subordinated Convertible Note Purchase Agreement

As noted in Item 3, Exelon Capital Partners, Inc. and NEON are parties to a Subordinated Convertible Note Purchase Agreement pursuant to which the Reporting Persons have the right to acquire certain shares of common stock of NEON.

Registration Rights Agreement

Under the terms of a Registration Rights Agreement (the "Registration Agreement") dated as of August 10, 2001, NEON agreed as soon as practicable after the closing of the transaction, but no longer than forty-five days after closing, to use its best efforts to effect the registration of the shares of common stock issuable upon conversion of the principal amount of the Note plus the number of shares which represent interest payments that would become due on the Note through August 15, 2004 and to register 2,131,143 shares of the common stock of NEON already beneficially owned by the Reporting Persons. NEON also agreed to file an additional registration statement no later than January 15, 2005 to the extent necessary to register additional shares of common stock which represent interest payments that would become due under the Note through its maturity date. In connection with any such registration, the parties have agreed to mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

Stockholders Agreement

Mode 1, Exelon Enterprises Management, Inc., CEC (each referred to herein as a "Stockholder" and in the aggregate as "Stockholders") and NEON are parties to a Stockholders' Agreement dated as of September 14, 2000 (the "September Stockholders' Agreement") under which the Stockholders agreed to vote all of the shares of common stock of NEON owned by them or over which any of them have voting control, so as to fix the number of directors of NEON at nine, to elect two directors designated by Mode 1, initially John H. Forsgren and Gary D. Simon, one director designated by Exelon, initially Robert A. Shinn, and one member designated by CEC, initially Peter A. Rust. Each of the Stockholders also agreed not to vote to remove any director designated by any of the other Stockholders, except for bad faith or willful misconduct. Mode 1's right to designate two directors shall be reduced to one in the event its stock ownership is reduced below certain specified levels.

On August 10, 2001, the Stockholders amended the September Stockholders' Agreement to delete a provision under which each Stockholder had granted the other Stockholders on a pro rata basis certain rights of first offer with respect to any transfers of shares of common stock of NEON owned by it.

On August 30, 2001, Exelon Capital Partners, Inc. designated Gregory A. Cucchi to serve as its designee on the NEON board of directors in place of Robert A. Shinn.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Subordinated Convertible Note Purchase Agreement dated as of
           August 10, 2001.
Exhibit B: 18% Subordinated Convertible Note due 2008.
Exhibit C: Registration Rights Agreement dated as of August 10, 2001. Exhibit D: Stockholders Agreement dated September 14, 2000.*
Exhibit E: Amendment No. 1 to Stockholders Agreement dated August 10, 2001.

*Previously filed

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: October 23, 2001

                                EXELON CORPORATION



                                By:          /s/ Scott N. Peters
                                             ------------------------

                                Name:        Scott N. Peters
                                             ------------------------

                                Title:       Assistant Secretary
                                             ------------------------



                                EXELON CAPITAL PARTNERS, INC.



                                By:          /s/ Robert A. Shinn
                                             ------------------------

                                Name:        Robert A. Shinn
                                             ------------------------

                                Title:       President
                                             ------------------------



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING STATEMENT


In accordance with Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with respect to the Common Stock, par value $.01 per share, of NEON Communications, Inc. and that this Joint Filing Statement be included as an Exhibit to such joint filing.

Date: October 23, 2001

EXELON CORPORATION


By:           /s/ Scott N. Peters
              ----------------------------------------

Name:         Scott N. Peters
              ----------------------------------------

Title:        Assistant Secretary
              ----------------------------------------


EXELON CAPITAL PARTNERS, INC.


By:           /s/ Robert A. Shinn
              ----------------------------------------

Name:         Robert A. Shinn
              ----------------------------------------

Title:        President
              ----------------------------------------


ECP TELECOMMUNICATIONS HOLDINGS, LLP


By:           /s/ Robert A. Shinn
              ----------------------------------------

Name:         Robert A. Shinn
              ----------------------------------------

Title:        Manager
              ----------------------------------------